EXHIBIT 11.1

CARRIAGE SERVICES, INC.

COMPUTATION OF PER SHARE EARNINGS

(unaudited and in thousands, except per share data)

Earnings per share for the three month periods ended March 31, 2004 and 2005 is calculated based on the weighted average number of common and common equivalent shares outstanding during the periods as prescribed by SFAS 128. The following table sets forth the computation of the basic and diluted earnings per share for the three month periods ended March 31, 2004 and 2005:

	Three months ended March 31,
	2004	2005
Income (loss) from continuing operations available to common stockholders	$2,954	$(644)
Income from discontinued operations available to common stockholders	98	273
Effect of dilutive securities	—	—
Net income available to common stockholders	$3,052	$(371)

Weighted average number of common shares outstanding for basic EPS computation	17,655	18,127
Effect of dilutive securities:
Stock options	484	—
Weighted average number of common and common equivalent shares outstanding for diluted EPS computation	18,139	18,127

Basic earnings (loss) per common
share:
Continuing operations	$0.17	$(0.04)
Discontinued operations	$—	$0.02
Net income (loss)	$0.17	$(0.02)

Diluted earnings (loss) per common
share:
Continuing operations	$0.16	$(0.04)
Discontinued operations	$0.01	$0.02
Net income (loss)	$0.17	$(0.02)

Options to purchase 1.5 million shares were not included in the computation of diluted earnings per share for the three months ending March 31, 2005, because the effect would be antidilutive.

The convertible junior subordinated debenture is convertible into 4.6 million shares of common stock and is not included in the computation of diluted earnings per share because the effect would be antidilutive.